Mail Stop 3561

December 15, 2009

W. Edwin Litton
General Counsel, Senior Vice President, Human Resources
and Secretary
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive
Suite 501
Alpharetta, GA 30004

> **Re:** **Cellu Tissue Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 4, 2009**
> **File No. 333-162543**

Dear Mr. Litton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 79

1. We note your revised disclosure on page 80. In particular, we note the statement that you expect the new compensation committee to approve the 2011 compensation, and that the new committee will evaluate your compensation policies for subsequent periods and "may adjust these policies as the committee deems appropriate." It appears you expect that the new committee will not adjust

any compensation to be paid prior to 2012, but may adjust compensation policies beginning at that time. Please revise to clarify if that is the understanding or belief, and, if so, disclose the basis for this belief.

Existing Equity Compensation Plans, page 95

2.   Please revise to identify the "certain employees" referenced on page 95. In this regard, advise us whether disclosure under Item 404 of Regulation S-K is appropriate for the revisions to the 2006 stock option agreement and put rights anticipated to be issued to the certain employees.

3.   With a view to disclosure, please advise us when you will know "the total number of shares of common stock held by Weston Presidio V, L.P. that it sells in this offering."

Part II

Item 16. Exhibits and Financial Statements

4.   We note your response to comment four in our letter dated November 25, 2009, and we partially re-issue that comment. We note that you failed to include the exhibits or schedules to some of your filed exhibits. Please file a complete copy of Exhibit 10.17, Exhibit 10.18, and Exhibit 10.25.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Alan J. Prince
       Fax: (404) 572-5100

       Tracy Kimmel
       Fax: (212) 556-2222

       John C. Ericson
       Fax: (212) 455-2502